BITMINE IMMERSION TECHNOLOGIES, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

January 12, 2024

Mr. David Irving

Michelle Miller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.
Form 10-K Filed December 9, 2022
Form 10-Q Filed July 14, 2023
File No. 000-56220

Dear Mr. Irving and Ms. Miller:

Set forth below are the responses of Bitmine Immersion Technologies, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 8, 2023, with respect to the Company’s Form 10-K for the year ended August 31, 2022 and its Form 10-Q for the quarter ended May 31, 2023 (the “SEC Reports”). Please note that since the Company received the Commission’s original comments by a letter dated August 28, 2023, the Company has filed its Annual Report on Form 10-K for the year ended August 31, 2023 (the “2023 Form 10-K”), in which a number of the Commission’s comments have been addressed. The Company is also simultaneously filing its Form 10-Q for the three months ended November 30, 2023 (the “2024 Q1 10-Q”), in which other comments have been addressed.

Form 10-Q for the quarterly period ended May 31, 2023

Statement of Cash flows for the Nine months ended May 31, 2023, page 8

1.	We note your response to prior comment 37 and your proposed enhanced disclosures in Exhibit B to your correspondence. Please address the following:

•	Tell us and enhance your disclosures in future filings how the sales of hosting containers in August 2022 and October 2022 for $1.2 million and $.960 million reconcile to sale of fixed assets of $1,558.4 million as presented in the cash flow statement for the nine months ended May 31, 2023;

•	Tell us and enhance your disclosures in future filings how the investment in joint venture $1,056 million (consisting of one immersion container valued at $.3 million, six GE Protec 1500 KVA transformers valued at $.750 million and $6,000 cash as disclosed in the 10-K for period ending August 31, 2022) reconciles to the $.987 million investment in joint venture recognized in the cash flow statement and to the change in fixed assets for the nine months ended May 31, 2023;

•	Tell us and enhance future filings your share of earnings or losses from your joint venture investment for the periods presented. Refer to ASC 323-10-45-1; and

•	Confirm to us that cash flow investing and financing activities represent actual cash outflows and inflows of the disclosed activities and do not include any in-kind transactions as noted in your response to prior comment 22.

Response: In answer to the above comments:

•	In the original report, sales of fixed assets for notes receivable should not have been reported in “net cash used in investing activities.” In the 2023 Form 10-K, equipment sales for notes receivable are no longer included in net cash provided (used) in investing activities in fiscal 2023, but as a supplemental item instead.

•	The components of the investment in the joint venture were comprised of six transformers valued at $750,000, $6,000 in cash and one immersion container which was valued at cost of $231,429, thus the total cost basis of the investment was $987,429. (The joint venture credited this container towards the Company investment at $300,000). Initially the Company incorrectly reported the investment as “net cash used from investing activities”. The $6,000 cash in the investment is considered immaterial. The amount of $987,429 should have been reported supplementally as a non-cash item on the Statements of Cash Flows. This was corrected in the 2023 Form 10-K.

•	The Company did not report earnings or loss from the joint venture through August 31, 2023 because the joint venture was not in operation yet. However, for the 2023 10-K, the Company obtained a third party valuation that confirmed its fair value. The joint venture commenced operations during the quarter ended November 2023, and in the 2024 Q1 10-Q the Company reported its share of net loss of the joint venture for that period.

•	As reported in the 2024 Q1 10-Q and the 2023 Form 10-K, the statement of cash flows represents actual cash outflows and inflows each period.

Form 10-K for the Period Ended August 31, 2022

Item 1. Business, page 1

2.	Please update your future filings to provide disclosure responsive to prior comment 4. Please also clarify in your breakeven analysis whether, and if so how, the cost of purchasing mining equipment factors into your analysis. Additionally, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

Response: The 2023 Form 10-K contains the additional disclosure described in our response to prior Comment No. 4. See “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Cost of Sales.”

The Company does not incorporate either the cost of purchasing mining equipment or financing costs into the information described above, since the analysis only addresses cost of sales related to mining activities. Depreciation is included in operating expenses and financing costs are included in other income (expense). During the period covered by the 2023 Form 10-K, the Company did not incur purchase money financing for any equipment. During the period covered by the 2024 Q1 10-Q, the Company incurred purchase money financing for miners purchased during the period.

3.	Refer to prior comment 3 and to your response. Please update the business disclosures in your future filings to clearly describe your current operations, related agreements and primary sources of revenue and to clearly distinguish these from any discussion of future plans. To the extent known, any disclosures of future plans should include the anticipated steps, timing and financing for these future plans.

Response: The Company believes it has done this in the 2023 Form 10-K and the 2024 Q1 10-Q, as the business discussion in each discusses the legal structure and status of operations at each of its business locations. The Company believes it has also discussed its future plans where such plans can be discussed with sufficient certainty, but is concerned that discussing future plans which are subject to substantial contingencies (mainly financing) could mislead investors.

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Company Overview, page 2

4.	Please update your future filings to provide disclosure responsive to prior comment 8. In addition please disclose the material terms of your mining pool agreements and file these agreements as exhibits to the extent required by Item 601(b)(10) of Regulation S-K.

Response: In the 2023 Form 10-K, the Company disclosed the materials terms of its only mining pool agreement in the accounting policy sections of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the notes to its financial statements, with the exception that neither discussion includes the fee rate (0.3% of block rewards and transaction fees). The Company included a similar discussion in the notes to the financial statements in its 2024 Q1 10-Q, although that discussion included the fee rate charged by the mining pool, even though it is immaterial. Future reports will conform to the disclosure in the 2024 Q1 10-Q.

The Company objects to filing the mining pool agreement as an exhibit because it is clearly not a material contract. Mining pool agreements are ordinarily executed in the ordinary course of business by companies in the same business as the Company, and do not fall within any of the four exceptions set out in Item 6.01(b)(10)(ii) for when a contract in the ordinary course of business should be filed as an exhibit: (i) it is not a contract to which any director, officer, promoter, voting trustee or security holder named in the 2023 Form 10-K is a party; (ii) it is not a contract on which the Company is materially dependent given the ready availability of other mining pools; (iii) it does not involve the sale of more than 15% of any property, plant or equipment of the Company; and (iv) it is not a material lease.

We also note that we could not find any other companies in the same business that have filed their mining pool agreements as exhibits and have not seen the Commission request the filing of mining pool agreements in comments made to registration statements or reports filed by other companies in the same industry, which we believe reflects widespread recognition that such agreements are not material in nature.

Key Factors Affecting Our Performance Halving

Halving, page 7

5.	Refer to comment 11 and to your response that you have included a related risk factor. We restate the comment to revise future filings to discuss in this section the anticipated impacts of the next Bitcoin halving and what steps you are taking to address or mitigate these impacts, if any, and the potential impact of the decrease in the amount of Bitcoin rewards on your revenues and on the economics of your mining operations. Please also cross-reference the related risk factor.

Response: The existing disclosure of halving already makes clear that it would result in a reduction by half of the rewards from mining, and the associated risk factor makes clear that the reduction in rewards may result in unprofitable operations that cause the Company or its hosting clients to cease operations, which adequately summarizes the impact of a halving event. However, in the 2024 Q1 10-Q, Part II, Item 1A, we included updated risk factors addressing some additional risks associated with the halving. In particular, we disclosed that the halving may require that the Company subsidize mining activities to the extent the rewards, as reduced by the halving, are less than the marginal cost of mining, may require us to furlough miners in locations where we are allowed to do so, may result in penalties and the forfeiture of mining equipment if we furlough miners in locations where we are not allowed to do so by the terms of the hosting agreement, and may impair the ability of our hosting clients to comply with their obligations to us. The decline in cash flow from a halving event may also result in a default under financing secured by miners, but that is not a particular risk to the Company since it does not expect to have any such financial arrangements when the halving occurs. The Company will also cross-reference the associated risk factor in the business discussion.

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 54

6.	We note your response to prior comment 19. We did not note how you addressed the second bullet point. For that reason, and given the continued losses in the 3- and 9- months ended May 31, 2023, we reissue that bullet point:

•	Please tell us how you analyzed your ability to generate and obtain adequate amounts of cash to meet your requirements in the long-term (i.e., beyond the next 12 months) as required by Item 303(b)(1) of Regulation S-K.

Response: In the 2024 Q1 10-Q, the Company addressed the issue raised by the comment in “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resource.”

Critical Accounting Estimates, page 56

7.	We note your response to prior comment 20. We do not understand your statement that critical accounting estimates are not material or reasonably available given that you have been generating revenue from the mining of Bitcoin digital currency and the sale of mining equipment for over 18 months, since the period ended for the three months ended February 28, 2022. Further, we do not note any scaled disclosures for smaller reporting companies in Item 10(f)(1) of Regulation S-K. Please update your next 10-K to include critical accounting estimates that address the following:

•	Identify your critical accounting estimates or assumptions that have had or you expect could have a significant impact on your financial statements;

•	Supplements, but does not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements;

•	Identify the key quantitative inputs in your baseline estimates;

•	Explain the qualitative adjustments made to the baseline estimates;

•	Discuss why each critical accounting estimate is subject to uncertainty;

•	Discuss how much each estimate and/or assumption has changed over the relevant period; and

•	Discuss the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 303(b)(3) of Regulation S-K.

Response: The Company reiterates its position that the level of detail requested by the comment is not material or reasonably available. Even though the Company has been in business for roughly 18 months, its only material estimates capable of being evaluated in this fashion are the useful life of equipment. However, the Company has not been in business long enough to evaluate whether its useful life estimates are correct or not, as the estimated useful life of all equipment exceeds the time the equipment has been placed in service. Other estimates that the Company makes are, by their nature, estimates that must be made on a continuous basis at the time of each transaction or the end of each accounting period, such as the fair value of common stock issued for services or the collectability of notes receivable. Also, the Company cannot find any other companies within its industry, or outside of it, that provides this level of analysis of each of its accounting estimates requested by this comment.

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Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 68

8.	We note your response to prior comment 21. Please enhance your disclosure in future filings in footnote 1 to clarify, if true, that the percent of common stock beneficially owned, is based on outstanding shares as of the disclosed date, including any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares that the individual or entity has the right to acquire within 60 days after the disclosed date through the exercise of any stock option, warrant or other right, or the conversion of any security which are deemed to be outstanding and beneficially owned, both for that individual and in total shares outstanding.

Response: Item 12 in the 2023 Form 10-K contains disclosure of the methodology of calculating beneficial ownership is required by the underlying rule.

Note 1 - Basis of Presentation and Summary of Significant Policies

Revenues from Digital Currency Mining, page F-8

9.	We note your response to prior comment 24. Please confirm our understanding, and include the specific disclosures in future filings:

•	Tell us the name of the mining pool(s) in which you participate;

•	You describe your payment mechanism as the "Expected Reward Method." Tell us your payment mechanism, e.g., Full Pay Per Share (FPPS), Pay Per Share (PPS), Pay Per Last N Shares (PPLNS), Pay Per Share+ (PPS+) and or Proportional (Prop) and disclose in future filings;

•	Revise your disclosure to indicated how each component of your contract consideration and or payment mechanism is calculated. In this regard, we note block rewards, transaction fees, and mining pool operator fees;

•	We note that your contracts are terminable, "at any time by either party." Please confirm if your contracts are terminable, "at any time by either party and without penalty" and include this specific disclosure in future filings, if true;

•	We note that your performance obligation is to, "provide computing power to the mining pool." Tell us your consideration for disclosing your performance obligation as, "the service of performing hash computations for the mining pool operator," or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in future filings, if true;

•	Tell us your consideration of whether each mining pool arrangement is a contract that is continuously renewed, and if so,

○	Your consideration as to whether the duration of your contracts is less than 24 hours;
○	Whether the rate of payment remains the same upon renewal; and
○	Whether your customer's option to renew represents a material right that represents a separate performance obligation as contemplated by ASC 606-10-55-42.

•	You disclose that you value noncash consideration at the closing price of Bitcoin on the day of receipt. Given that the Bitcoin exchange trades 24/7, please tell us the specific point in time that you fair value Bitcoin each day (e.g., 23:59:59 or 0:00:00). If 0:00:00, please specify if that is the start of the day of the contract (i.e. 0:00:00 to 23:59:59) or the start of the next day.

•	You state in your response that the current mining pool that you utilize determines the amount due to each participant daily from midnight to midnight UTC time and pays your share of bitcoin every day at 2:16 a.m. eastern time, that you value the bitcoin received each calendar day based on the closing price of bitcoin on the day of receipt, that any differences between the closing price of bitcoin and the price at of 12:00 a.m. or 2:16 a.m. is de minimus and in any event would tend to cancel other out over the course of a month or quarter. If you receive your share of bitcoin at 2:16 a.m. eastern time and value at the closing price of bitcoin on the day of receipt, tell us how the closing price on the day after you provide the service of performing hash computations for the mining pool operator complies with ASC 606-10-32-21 (that is, the date at which the criteria in paragraph 606-10-25-1 are met) and or clarify your response.

•	If your payment mechanism is FPPS, disclose if true, that you recognize non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

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Response: In answer to the above comments:

•	The name of the pool operator is Luxor Technology Corporation.

•	The payment mechanism is Full Pay Per Share, and that fact is disclosed in the 2023 Form 10-K.

•	We believe the note on “Revenues from digital currency mining – General” in the 2023 Form 10-K includes a sufficient discussion of how each component of contract consideration and payment are calculated.

•	We can confirm that the mining pool agreement is terminable at will by either party at any time without penalty, and that fact is disclosed in the 2023 Form 10-K.

•	The mining pool agreement itself does not specifically state the Company’s performance obligation. However, the following passage explains the consideration the Company has to provide in order to receive compensation from the pool:

Based on these criteria, the Company has a single performance obligation in providing computing power (i.e., hashrate) to the mining pool operator (i.e., customer). The performance obligation of computing power is fulfilled daily over-time, as opposed to a point in time, because the Company provides the hashrate throughout the day and the customer simultaneously obtains control of it and uses the asset to produce bitcoin.

•	As stated in the 2023 Form 10-K, we believe the mining pool agreement is a daily agreement that renews daily as long as neither party elects to terminate it. We do not believe the duration is less than 24 hours as that is the cycle upon which the Company’s performance consideration is evaluated and payment is calculated. The formula for payment does not change on renewal, but the actual amount of payment depends on the consideration provided to the pool during each daily contract. The Grant Thornton Revenue guide analysis of ASC 606-10-55-42 supports the Company’s treatment:

If, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract (for example, a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that geographical area or market). If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.

•	As disclosed in the 2023 Form 10-K, the mining pool operator calculates the bitcoin due pool participants on a 24 hour cycle that runs from midnight to midnight UTC time. The Company values bitcoin it receives from the mining pool each day at the spot price of bitcoin as of midnight UTC time at the end of the day that it is earned, not the day of actual receipt. We believe the 2023 Form 10-K adequately discloses this methodology, and is consistent with the guidelines of ASC 606-10-55-42. Any difference in the amount of revenue that would be recognized if calculated at the price of bitcoin at the beginning of the day instead of the end of the day is immaterial. See also, the response of Bit Digital Inc. to a similar comment from the Commission, Letter to the Commission dated April 4, 2023, Comment No. 9, for a calculation of the difference. To the extent any previous description stated otherwise, it has been corrected in the 2023 Form 10-K.

•	The day of recognition is not the same as the day of receipt. There is currently a five hour time difference between UTC and U.S. eastern standard time, which means that the revenue is recognized as of 7 PM EST each day (midnight UTC time), whereas the bitcoin is not received until 7-8 hours later, i.e., 2-3 AM EST the next calendar day.

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10.	In your response to comment 24 you state that mining revenues are comprised of both a block reward and transaction fees, that both components of the revenue are variable since dependent on the daily computing power provided by you, that the block reward earned is not known until the computational hashrate contributed by you over the daily measurement period is fulfilled over time daily, your proportionate amount of transaction fees are calculated at the end of each transactional day and as such that in accordance with ASC 606-10-32-12a, because the amount of consideration is highly susceptible to factors outside your control, you fully constrain all (variable) consideration until the end of the day when it is highly probable that a significant reversal will not occur. With regard to the measurement of your block reward, please address the following:

•	Tell us the inputs that determine your block reward;

•	Tell us if any inputs that determine your block reward other than your hash rate are not fixed at the time you begin providing computational power and the factors that would cause an input to change; and

•	Tell us how your threshold of highly probable is consistent with the guidance in ASC 606-10-32-11.

Response: The Company only has one mining pool agreement with Luxor Technology Corporation. Under the agreement, both the block reward and transaction fees are calculated over 144 blocks. Each block is about 10 minutes of time, and therefore 144 blocks generally equals a full day. The transaction fees for each block are based on the average transaction fees for the prior 144 blocks on a rolling basis. The block reward is based on the amount of hash rate contributed during the block. The amount of hash rate contributed varies throughout the day, and for each full day, due to a variety of factors, such as

•	miners may be placed online mid-day, or taken offline mid-day due to maintenance or other factors;

•	many of our locations (Pecos, Texas; Murray, Kentucky) provide for the cessation of mining during peak usage periods during the day;

•	even Luxor only guarantees 98% uptime on a monthly basis, and awards are calculated only on the Luxor uptime during the day, provided monthly uptime is 98% or greater.

None of these inputs are fixed in time at any point during the day.

ASC 606-10-32-11 states that an entity should include in the transaction price some or all of an amount of variable consideration, but only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Estimating the consideration each day is subject to a risk of material misestimation due to the factors described above, and thus it is more appropriate to record revenue based on the end of day price when all of the variable inputs are known and the reward has been calculated. See also, the response of Bit Digital Inc. to a similar comment from the Commission, Letter to the Commission dated April 4, 2023, Comment No. 9.

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Revenues from Hosting , page F-9

11.	We note your response to prior comment 27. Please provide your SAB 99 materiality analysis supporting your assertion that the retrospective application of your accounting for safeguarding of crypto asset obligations is not material.

Response: As set forth in SEC Staff Accounting Bulletin: No. 99 (“SAB 99”), assessments of materiality by financial management require both quantitative and qualitative analysis. Based on the guidance of SAB 99, the Company does not believe that the retrospective application of its accounting for safeguarding crypto asset obligations was either quantitatively or qualitatively material.

a. Quantitative Materiality

In the course of the Company’s review of FASB ASC Topic 820, management evaluated whether there was a material difference by conducting a quantitative assessment. Because the Company’s practice was to disburse the hosting client its share of net revenues on a daily basis, it only owed the hosting client a small amount at the end of each day. The actual amount due to the hosting client at May 31, 2022 was 0.014 bitcoin, with a value of $447 based on the price of bitcoin on that date, and $0 at all other periods. The amount was around 0.02% of current liabilities and 0.014% of total assets as of that date. Based on the results of the assessment, management concluded that the error was quantitatively immaterial.

b. Qualitative Materiality

Management has also concluded that the error was qualitatively immaterial. As described in SAB 99, the Staff of the Commission clarified that materiality assets require a full analysis of all relevant considerations in addition to a quantitative analysis. Based on the guidance of SAB 99, the Company considered the following qualitative factors, both individually and in the aggregate, in the light of the totality of the circumstances and full context of the facts:

•	Whether the misstatement arose from an item capable of precise measurement or from an estimate, and, if so, the degree of imprecision inherent in such estimate;
•	Whether the misstatement masks a change in earnings or other trends;
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;
•	Whether the misstatement changes a loss into income or vice versa;
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements;
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;
•	Whether the misstatement has the effect of increasing the management’s compensation—for example, by satisfying the requirements for the award of bonuses or other forms of incentive compensation;
•	Whether the misstatement involves concealment of an unlawful transaction; and
•	Other relevant factors, such as possible market reaction.

In light of these factors, the Company determined that the failure to adopt retrospective application of SAB 121 did not:

•	Mask a change in earnings or other trends;
•	Hide any failures to meet analyst consensus expectations;
•	Change a loss into income or vice versa;
•	Significantly affect a segment or portion of the Company’s business;
•	Affect compliance with regulatory requirements;
•	Affect compliance with loan covenants or other contractual requirements;
•	Affect the compensation of Company, including triggering the payment of bonuses or other compensation; nor
•	Involve concealment of unlawful transactions.

Considering all of the foregoing, the Company concluded that retrospective application of SAB 121 would not be deemed important or significant by a reasonable person. As such, the management determined that the retrospective application was also qualitatively immaterial.

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Cryptocurrency, page F-10

12.	We note your response to prior comment 29. Please tell us the following regarding your assertion that activities related to digital assets earned through your mining activities and sales of these digital assets should be included within operating activities on the statement of cash flows:

•	Cryptocurrencies are included within non-current assets on the balance sheet. Tell us how it is appropriate to classify crypto assets as non-current under ASC 210 but the related cash flows as operating;

•	Tell us the historical timeline (i.e. the number of hours, days, weeks, or months) for converting crypto assets into cash in the periods presented; and

•	Considering your disclosures, including in your risk factors, that you are dependent on the sale of bitcoin you generate from your self-mining operations to pay any of your expenses that are payable in U.S. dollars, your intention, including if you have a policy, of when you will convert bitcoin receive into U.S. dollars.

Response: When the Company commenced operations in early 2022, the accounting for cryptocurrencies was uncertain. The Company reviewed how other companies classified cryptocurrencies and found a divergence of approaches. The Company initially elected to classify them as current assets. However, on August 25, 2022, the Company received a comment letter to a registration statement on Form S-1 that questioned the Company’s decision to classify cryptocurrencies as a current asset. See Comment 37 therein. In response, the Company reclassified cryptocurrencies as an intangible asset in subsequent reports, relying on an AICPA white paper issued in 2020 which suggested they should be classified as intangible assets. Subsequently, on March 23, 2023, the FASB proposed new accounting guidance on the treatment of cryptocurrencies. The release became effective December 13, 2023, and only applies to fiscal years beginning after December 15, 2024. The release did not address balance sheet classification of cryptocurrencies, and instead made reference to Topic 210 for the answer to that issue. The current PWC guide analysis of the application of ASC Topic 210 to cryptocurrencies provides as follows:

In accordance with ASC 210-10-45, Balance Sheet–Overall, we believe in-scope crypto assets may be presented as noncurrent assets because they meet the definition of intangible assets. Nevertheless, a reporting entity could classify crypto assets as current assets when the investment time horizon at acquisition is less than one year. Reporting entities should evaluate their specific facts and circumstances.

As indicated in response to Comment No. 9 of the prior comment letter, and as disclosed in the risk factors, the Company historically has disposed of bitcoin within 2-3 weeks of receipt, either by a sale for cash or conveyed to pay hosting or mining expenses when permitted under the underlying agreement. Accordingly, the Company has revised its presentation of cryptocurrencies to include them in current assets in the 2024 Q1 10-Q.

The Company believes its existing disclosure regarding sales of bitcoin adequately discloses its policy in that regard. That policy is as follows:

“We do not have a set policy in regard to how long we hold digital assets that we receive as payment, although our practice has been to immediately sell digital assets as needed to pay operating expenses or for capital expenditures. We do not plan to hold any digital assets that we receive as a long-term investment.” See “Item 1. Business – Revenue Sources” of 2023 Form 10-K.

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13.	We note your response to prior comment 30 and your assertion that cash flows related to the sale of cryptocurrencies has been included in investing activities in the statements of cash flows.

•	We note you had $59,828 of proceeds from the sale of cryptocurrency in the six months ended February 28, 2023 and May 31, 2023;

•	Further, we note that the net activity in cryptocurrencies of $14,627 in the six months ended February 28, 2023 and $39,792 in the nine months ended May 31, 2023 - which includes the sale on cryptocurrencies - is reflected in cash flows from operating activities;

•	Please confirm our understanding that sales of cryptocurrencies is already reflected in cash flows from operating activities in the periods presented, or advise otherwise.

Response: The Company confirms that proceeds from the sale of cryptocurrencies are reflected in changes to the balance of cryptocurrencies in cash flows from operating activities.

Note 5 - Notes Receivable, page F-13

14.	We note your response to prior comments 32 and 35. Please tell us, and enhance future filings as necessary, to address the following:

•	The specific details of the warranty obligation on the sales of mining equipment on February 23, 2022;

•	How you accounted for the warranty obligation upon sale, including the authoritative guidance you use to support your accounting;

•	Cite the authoritative guidance used to support your accounting for the inclusion of the note receivable write-off of $168,750 in cost of sales; and

•	Tell us how you recognized for the repurchase of the 70 Antminer TY-17s and 25 Whatsminers, including the accounts and amounts.

Response: The warranty obligation the Company makes varies based on the transaction. In the transaction that is the basis for the comment, the Company provided two warranties: (i) a right to reject a miner, and obtain a full credit against the purchase price, if the miner is nonoperative within 30 days of the date of the sale, (ii) a right to obtain a credit equal to 50% of the purchase price of the miner if it is nonoperative between 30 days and six months after the sale, subject to the Company’s right to repair or replace the miners instead. The miners that were the subject of the later mining credit were damaged in shipment to the hosting location. However, that fact was not known until the fourth quarter of 2022, at which time the hosting customer no longer had a right to obtain a 100% refund for the warranty claim, but at best a 50% warranty credit subject to the Company’s right to repair or replace the defective miners.

The Company ultimately reached an agreement which recited that it was granting the hosting client a 100% credit for the machines, even though it had no obligation to do so. The agreement must be viewed as part of a larger agreement to sever its relationship with the hosting client entirely, and included the repurchase of other machines for substantially less than the hosting client had paid for them, and other payments and releases, and not just a simple warranty claim. In recording the transaction, the Company was faced with several possibilities. The Company chose to debit cost of sales for $168,750 under the guidelines of ASC 705 because it matches the revenue generated from the sale with the direct cost of sale. However, the Company believes it is important to note that none of the options would have changed operating income or net income for period as reported.

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Note 7 - Stockholders' Equity, page F-14

15.	We note your response to prior comment 33. Please tell us in your response, and revise future filings as applicable, to address the following:

•	ASC 505 has been superseded by ASC 718. Please address your accounting using this guidance;

•	We note from ASC 718-10-30 that, "a share-based payment transaction shall be measured based on the fair value." Exceptions appear to be related to nonpublic entities (ASC 718-10-30) and situations where fair value is not reasonably estimable (ASC 718-20-35), which do not appear applicable in your case; and

•	Based on the above, please re-evaluate your response and accounting under ASC 718 in the periods presented.

Response: ASC 718 does not materially change the method for determining the value for share-based payment transaction from ASC 505 for the transaction at issue in this comment. Under the guidelines of ASC 718, when measuring share-based payments, the objective under ASC 718-10-30-6 is to estimate the fair value at the measurement date of the instrument that the entity is obligated to issue when the grantee has provided the required service and any other conditions necessary to earn the instrument have been satisfied. The fair value of the award is calculated based on the share price, as well as other relevant factors, such as expected volatility. Since the Company’s common stock is very thinly traded, it did not believe that its publicly quoted share price was indicative of the fair value of the common stock. Instead, the Company estimated the fair value of the common stock based on the value indicated from a private placement of Units that was completed in June 2022. Each Unit consisted of one share of common stock, one Class C-1 Warrant and one Class C-2 Warrant. The Unit were sold for $1.25 each. The Company determined the value of the warrants using the Black-Scholes method and deducted their value from the offering price to determine the value of the common stock. Since the private placement raised a significant amount of new capital from third party investors, we determined that the offering was clearly indicative of the fair value of the Company’s common stock.

16.	We note your response to prior comment 34. Please tell us in your response, and revise future filings as appropriate, to address your presentation of preferred stock within stockholders' equity. Refer to Rule 5-02-27(d) and 28 of Regulation S-X.

Response: We believe that the current reporting of the Series A Preferred Stock in a separate line within stockholders’ equity is correct. The Series A Preferred Stock is not redeemable preferred stock as defined in Rule 5-02-27 since it is (i) not redeemable at a fixed or determinable price or a determinable date or dates, (ii) is not redeemable at the option of the holder, and (iii) has conditions for redemption which are solely within the control of the Company (i.e., the amount of Liquid Net Assets held by the Company at any time and whether the Company, default under any representation, warranty or covenant for the benefit of the Series A Preferred, or whether the Company enters into a Fundamental Transaction). However, the Series A Preferred is redeemable at any time at the option of the Company, and is considered non-redeemable preferred stock governed by Rule 5-02-28. Unlike Rule 5-02-27, Rule 5-02-28 does not bar the Company from reporting non-redeemable preferred stock under the “stockholders’ equity” heading. We believe the financial statements and the notes thereto contain all of the information required by Rule 5-02-28 for the Series A Preferred Stock.

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In connection with responding to the Staff’s comments, we acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates
Jonathan Bates
Chief Executive Officer

Cc:Robert J. Mottern, Davis Gillett Mottern and Sims, LLC

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